Organization Indirect Owners

Organization CRD Number: 171752

Organization SEC Number: 8-69476

No IA Record

Organization Name: KEZAR TRADING, LLC

Applicant Name: LEVEL MARKETS, LLC

Full Legal Name	Domestic, Foreign, Individual	Entity in Which Interest is Owned	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
FMR, LLC	Domestic Entity	LEVEL HOLDINGS, LLC THROUGH FMR SAKURA HOLDINGS, INC./FIDELITY GLOBAL BROKERAGE GROUP, INC.	SHAREHOLDER	03/2022	25% but less than 50%	Y	N	04-3532603